UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCREDITED HOME LENDERS HOLDING CO.
(Name of Subject Company (Issuer))

LSF5 ACCREDITED MERGER CO., INC.,
(Name of Filing Persons (Offeror))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
00437P107
(CUSIP Number of Class of Securities)
Marc L. Lipshy
LSF5 Accredited Merger Co., Inc.
717 North Harwood Street, Suite 2200
Dallas, TX 75201
214-754-8430
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Mitchell S. Eitel, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4960

CALCULATION OF FILING FEE
Transaction Valuation	Amount Of Filing Fee

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

PROJECT TORREY PINES
EMPLOYEE COMMUNICATION
To All Accredited, Accredited Canada, and Home Funds Direct Employees:
We issued the attached press release earlier this morning announcing that Accredited entered into a definitive agreement under which affiliates of Lone Star Fund V (U.S.), L.P. agreed to acquire all of the common stock of Accredited in an all-cash transaction at $15.10 per share, or for total consideration of about $400 million. The acquisition is structured as an all-cash tender offer for all outstanding shares of Accredited common stock.
Our board of directors, which unanimously voted in favor of this transaction, considers this strategic option to be in the best interest of all Accredited’s stockholders. We also believe that it will be in the best interest of Accredited’s employees, clients and customers. The transaction is structured to allow Accredited to continue competing in the non-prime mortgage market and manage our company utilizing the strengths of our company — a strong focus on bottom-line results, a deep and experienced management team, and best-in-class employees — that we believe will only be enhanced during these turbulent times and beyond by the strong capital base of Lone Star.
We know that you have some questions about this transaction and what it means to you and your associates. We will answer as many of them as soon as possible, but let us start with a few of the immediate issues.
•	Why did we accept an offer for the common stock of the company?
     As we have told you and the public, we have been considering a variety of strategic options to enhance our liquidity, take advantage of opportunities in the market, and build for the future. While many of the well-documented steps that we took throughout the tumultuous non-prime mortgage market of 2007 prevented us from suffering the same fate as over 50 of our competitors, an alliance with a strong partner is, we believe, the best alternative to ensure the long-term success of the company. We believe that Lone Star is exactly that kind of partner for the future.
     In addition, as a public company, we are stewards of other people’s money, a duty that we take very seriously. With this transaction, we are delivering on our responsibility to act in the best interest of all of our stockholders. After consideration of available alternatives, we believe that our transaction with Lone Star will deliver the best outcome for all of Accredited and its employees.
•	Who is Lone Star?
     Lone Star is part of a global private equity group based in Dallas with affiliates in, among other places, London, Tokyo, Taipei, Dublin, Berlin and Bermuda. The Lone Star family of funds has raised more than $13.3 billion to invest globally and has closed more than 500 public and private transactions at an aggregate purchase price of approximately $20 billion.
     Lone Star is an investment fund that seeks to invest in companies and management teams that it believes will produce a satisfactory return. It is not a mortgage company that intends to manage Accredited’s business as part of a larger mortgage lending group. We are very pleased that Lone Star has chosen Accredited as one of its investments, thereby aligning the company with a very strong and experienced partner.
•	How will the acquisition of the common stock of the company by Lone Star affect our business?
     This transaction means that Accredited can go forward with its business as before, but with greater access to capital and resources for the future. Lone Star has stated that one of their highest priorities is the retention of Accredited’s superior management, staff and culture. The four of us will remain in our current respective roles in managing the company. You should each take this transaction as a compliment to the value you bring to Accredited every day, and embrace this change as a positive new opportunity for you and the company.

•	How will the acquisition of the common stock of the company by Lone Star affect my benefits such as medical insurance, 401K, options, and deferred compensation?
     All current employee benefits are expected to remain in place after the transaction, as before. Beyond that, certain stock plans will be impacted and we will communicate any changes to you as soon as possible.
•	When will the acquisition of the common stock of the company by Lone Star be completed?
     A specific closing date has not been established. The transaction will close more quickly if more than 90% of LEND shares outstanding are turned in for cash, or tendered. If less than 90% of shares outstanding are tendered, we will be required to hold a special meeting of stockholders to complete the transaction. We expect the transaction to be completed some time in the third quarter of this year. In addition, among other conditions, we must get approval from various regulatory authorities prior to closing.
We hope to have answered most of your questions at this point in time and will communicate further in the coming days and weeks. Please direct any questions to your supervisor or Rick Howe, our Director of Corporate Communications, at rhowe@accredhome.com.
In the meantime, we ask you to stay focused on the business of making and collecting good loans; to know that you will be treated fairly and consistent with our Mission/Vision/Values and Deeds of Trust; and, most of all, to be positive in the knowledge that this transaction with Lone Star is in the best interest of our business, stockholders and customers.
As always, we thank you for your dedication and hard work, and we look forward to communicating more and often with you throughout the process.
Jim, Joe, Stu and Jeff
Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Accredited’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Lone Star with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Accredited with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Lone Star or Accredited with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Accredited at 858.676.2148.